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                                                                Exhibit 99(a)(3)


From:     Pete Cittadini
Sent:     Tuesday, April 17, 2001 5:23 PM
To:       Everyone
Subject:  Actuate option exchange program

At today's board meeting, Actuate approved an option exchange program. This may be a program that some of you may want to consider doing and it is a concept that other companies have recently introduced. I am pleased that the Actuate board did approve this program today as a potential benefit for the Actuate employee population.

Summary of Proposed Terms of the Program

General - An Option Exchange Program allows an employee to cancel an existing option for the right to receive a new option. The new option is granted at fair market value 6 months after the date of cancellation of the original option.

Eligibility
*     Exchange Program only open to non-officer employees
*     Available for options with exercise prices of $15 and above

New Option Grants
* Employee will be granted a new option (for the same number of shares of the canceled option) at fair market value 6 months after cancellation
*    The new option will have the same vesting start date as the canceled option

Further details on the option exchange program will be available soon.

Pete